Exhibit 99.1
Reconciliation of Non-GAAP Financial Measure
     Reconciliation of Net Income to Net Cash From Operations

Three Months
Ended
Mar. 31, 2009
Net Income (Loss) Attributable to Summit Hotel Properties, LLC	($1,470,972)
plus Depreciation and Amortization	$5,666,740
less Principal Payments on Company debt	($1,584,377)
less Priority Return Payments to Investors	($2,843,471)
less Reserves Required by Lenders	($436,154)
plus Capitalized Interest on Loans	$457,796
plus Repair Expense Funded by Loans/Reserves	$839,967

Net Cash from Operations	$629,529